
UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549 SEC
Mail Processing
ANNUAL AUDITED REPORT *Section*
FORM X-17A-5
PART III FEB 27 2013
Washington DC
FACING PAGE *408*

Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

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SEC FILE NUMBER
8- 67066

REPORT FOR THE PERIOD BEGINNING 01/01/12 AND ENDING 12/31/12
                                    MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Hard Eight Trading, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

141 West Jackson Boulevard, Suite 1175
_____
(No. and Street)

Chicago	IL	60604
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Kent Spellman   (312) 346-2589
_____
                                                    (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

FGMK, LLC
_____
(Name – *if individual, state last, first, middle name*)

2801 Lakeside Dr., 3rd Floor	Bannockburn	IL	60015
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

☑ Certified Public Accountant

☐ Public Accountant

☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant
must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

*** AVAILABLE FOR PUBLIC INSPECTION ***



OATH OR AFFIRMATION

I, Kent Spellman _____ , swear (or affirm) that, to the best of

my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of

Hard Eight Trading, LLC _____ , as

of December 31 _____, 20 12 _____, are true and correct. I further swear (or affirm) that

neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account

classified solely as that of a customer, except as follows:

_____

_____

ELIZABETH L. MILLER
OFFICIAL SEAL
Notary Public, State of Illinois
My Commission Expires
May 22, 2016

_____
Signature

Chief Compliance Officer
_____
Title

_____
Notary Public

This report ** contains (check all applicable boxes):

- [✓] (a) Facing Page.
- [✓] (b) Statement of Financial Condition.
- [✓] (c) Statement of Income (Loss).
- [✓] (d) Statement of Changes in Financial Condition.
- [✓] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [✓] (g) Computation of Net Capital.
- [✓] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [✓] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [✓] (l) An Oath or Affirmation.
- [✓] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

*** AVAILABLE FOR PUBLIC INSPECTION ***

HARD EIGHT TRADING, LLC

TABLE OF CONTENTS



FGMK, LLC
One Source
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INDEPENDENT AUDITOR'S REPORT

To the Member
Hard Eight Trading, LLC

Report on the Financial Statement
We have audited the accompanying statement of financial condition of Hard Eight Trading, LLC (the "Company") as of December 31, 2012, that is filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statement.

Management's Responsibility for the Financial Statement
Management is responsible for the preparation and fair presentation of this financial statement in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of the financial statement that is free from material misstatement, whether due to fraud or error.

Auditor's Responsibility
Our responsibility is to express an opinion on this financial statement based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statement. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statement, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the financial statement in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statement.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion
In our opinion, the financial statement referred to above present fairly, in all material respects, the financial position of Hard Eight Trading, LLC as of December 31, 2012, in accordance with accounting principles generally accepted in the United States of America.

FGMK, LLC

Bannockburn, Illinois
February 15, 2013

2801 Lakeside Drive
3rd Floor
Bannockburn, IL 60015

847 374 0400 v
847 374 0420 f

www.fgmk.net   2

HARD EIGHT TRADING, LLC

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2012

Assets

Cash	$	90,399
Securities owned, at market value		
Equities		1,660,992,702
Options		737,067,462
Futures		430,811
Dividend receivable		60,336
Deposits		60,000
Total Assets	$	2,398,701,710

Liabilities and Member's Equity

Due to broker	$	1,499,932,632
Securities sold, not yet purchased, at market value		
Options		840,256,851
Equities		26,468,118
Futures		220,899
Dividend and interest payable		173,906
Accounts payable and accrued expenses		68,543
Total Liabilities		2,367,120,949
Member's Equity		31,580,761
Total Liabilities and Member's Equity	$	2,398,701,710

The accompanying notes are an integral part of this financial statement.

1. ORGANIZATION

Hard Eight Trading, LLC, a Delaware limited liability company (the "Company"), is a wholly-owned subsidiary of Hard Eight Holdings, LLC. The Company is engaged exclusively in firm trading on a proprietary basis for its own account. The Company is a registered broker-dealer with the SEC and the Chicago Board Options Exchange, with its office of operations located in Chicago, Illinois.

2. SIGNIFICANT ACCOUNTING POLICIES

The following is a summary of significant accounting policies followed by the Company in preparation of the financial statement.

Basis of Accounting
The Company's accounting policies are in conformity with accounting principles generally accepted in the United States of America ("GAAP"). The Company maintains its financial records in United States dollars.

Management Estimates and Assumptions
The preparation of the statement of financial condition in conformity with GAAP requires management to make estimates and assumptions that affect the amounts reported in the statement of financial condition and accompanying notes. Actual results could differ from those estimates. Future events and their effects cannot be predicted with certainty; accordingly, accounting estimates require the exercise of judgment. Accounting estimates used in the preparation of this statement of financial condition change as new events occur, as additional information is obtained and as the operating environment changes.

Cash
The Company regularly maintains cash balances that exceed Federal Depository Insurance Corporation limits.

Fair Value of Financial Instruments
Financial instruments are recorded on trade date and reflected at fair value.

Due to/from Clearing Broker
Receivables from and payables to clearing organizations consist of cash accounts or amounts borrowed on margin.

Deposits
The Company is required to maintain $60,000 "good-faith" escrow deposits required by its outside clearing brokers.

Revenue Recognition
The Company buys and sells securities for its own account. The profit or loss is measured by the difference between the acquisition cost and the selling price or current market or fair value. Trading gains and losses, which are composed of both realized and unrealized gains and losses, are presented net.

Dividends and Interest
Dividend income and expense are recognized on the ex dividend date. Interest income and expense are recognized on an accrual basis.

Income Taxes
The Company is a single-member LLC, and therefore is a disregarded entity for income tax purposes. Its parent, as the sole member, is responsible for reporting the income of the Company on its tax return. Therefore, no provision for Federal income taxes has been included in the accompanying financial statement. The Company may be subject to various state and local income taxes.

GAAP requires management to evaluate tax positions taken by the Company and recognize a tax liability (or asset) if the Company has taken an uncertain position that more likely than not would not be sustained upon examination by the Internal Revenue Service or other tax authorities. Management has analyzed the tax positions taken by the Company, and has concluded that as of December 31, 2012, there are no uncertain positions taken or expected to be taken that would require recognition of a liability (or asset) or disclosure in the financial statement. The parent company is subject to routine audits by the Internal Revenue service or other tax authorities, generally for three years after the tax returns are filed; however, there are currently no audits for any tax periods in progress.

3. SECURITIES OWNED AND SOLD, NOT YET PURCHASED

Proprietary securities transactions in regular-way trades are recorded on the trade date, as if they had settled. Profit and loss arising from all securities and commodities transactions entered into for the account and risk of the Company are recorded on a trade date basis.

Securities are recorded at fair value in accordance with FASB ASC 820, *Fair Value Measurement and Disclosures*. The fair value measurement for these assets and liabilities are all level 1 inputs, thus are quoted prices (unadjusted) in active markets for identical assets or liabilities the Company has the ability to access.

4. FINANCIAL INSTRUMENTS

Derivatives
Derivative financial instruments used for trading purposes, including economic hedges of trading instruments, are carried at fair value. Fair values for exchange-traded derivatives, principally futures and certain options, are based on quoted market prices. See Note 5 for other disclosures related to derivatives.

Derivatives used for economic hedging purposes are mainly futures. Unrealized gains and losses on these derivative contracts are recognized currently in the statement of income as part of firm trading revenues. The Company does not apply hedge accounting as defined in FASB ASC 815, *Derivatives and Hedging*, as all the financial instruments are recorded at fair value with changes in fair values reflected in earnings. Therefore, certain disclosures required under FASB ASC 815 are generally not applicable with respect to these financial instruments.

Fair values of forwards, and options contracts are recorded in securities owned or securities sold, not yet purchased, as appropriate. Open equity in futures transactions are recorded as receivables from and payables to broker-dealers and clearing organizations, as applicable.

Volume of Derivative Activities
At December 31, 2012, the volume of the Company's derivative activities based on their notional amounts[a] and number of contracts, categorized by primary underlying risk, are as follows:

Primary Underlying Risk	Long Exposure		Short Exposure	
	Notional Amounts	Number of Contracts	Notional Amounts	Number of Contracts
Futures Contracts				
Commodity	$ (215,600)	150	$ 167,582	249
Bonds	-	-	257,930	325
	(215,600)	150	425,512	574
Equity price options [b]	110,060,497	373,471	119,254,907	377,081
Total	$ 109,844,897	373,621	$ 119,680,419	377,655

HARD EIGHT TRADING, LLC

NOTES TO THE STATEMENT OF FINANCIAL CONDITION

(a) Notional amounts are presented net of identical offsetting derivative contracts.

(b) Notional amounts for options are based on the number of contracts times the fair value of the underlying instruments as-if exercised at December 31, 2012.

Statement of Financial Condition Tabular Disclosures
The following table identifies the fair value amounts of derivative instruments included in the statement of financial condition as derivative contracts, categorized by primary underlying risk, at December 31, 2012. Balances are presented on a gross basis, prior to the application of the impact of counterparty and collateral netting. Total derivative assets and liabilities are adjusted on an aggregate basis to take into consideration the effects of master netting arrangements and have been reduced by the application of cash collateral receivables and payables with its counterparties.

Primary Underlying Risk	Derivative Assets	Derivative Liabilities
Futures Contracts		
Commodity	$ 172,850	$ 220,868
Bonds	257,961	31
	430,811	220,899
Equity price options	737,067,462	840,256,851
Gross derivative assets and liabilities	737,498,273	840,477,750
Less: Master netting arrangements	-	-
Less: Cash collateral applied	-	-
Net derivative assets and liabilities	$ 737,498,273	$ 840,477,750

Short Sales
The Company may sell a security it does not own in anticipation of a decline in the fair value of that security. When the Company sells a security short, it must borrow the security sold short and deliver it to the broker-dealer through which it made the sale. A gain, limited to the price at which the Company sold short, or a loss, unlimited in size, will be recognized upon the termination of a short sale. Such transactions are reflected as securities sold but not yet purchased in the accompanying statement of financial condition.

5. **SUMMARY OF OFF-BALANCE SHEET RISKS**

Financial Instruments
The Company enters into various transactions involving derivatives and other off-balance sheet risk. These financial instruments include futures and foreign exchange contracts. These derivative financial instruments are entered for trading purposes or to economically hedge other positions or transactions.

Futures provide for the delayed delivery of the underlying instrument. Futures contracts are executed on an exchange, and cash settlement is made on a daily basis for market movements. Accordingly, futures contracts generally do not have credit risk. Market risk is substantially dependent on the value of the underlying financial instruments and is affected by market forces such as volatility and changes in interest and foreign exchange rates.

Financial Futures Contracts
The Company invests in financial futures contracts solely for the purpose of hedging its existing portfolio securities, or securities that the Company intends to purchase, against fluctuations in fair value caused by

changes in prevailing market interest rates. Upon entering a futures contract, the Company is required to pledge to the broker the amount of cash, U.S. Government securities, or other assets, equal to the certain percentage of the contract amount (initial margin deposit). Subsequent payments, known as "variation margin", are made or received by the Company each day, depending on daily fluctuations in the fair value of the underlying security. The Company recognizes a gain or loss equal to the daily variation margin. Should market conditions move unexpectedly, the Company may not achieve the anticipated benefits of the financial futures contracts and may realize a loss. The use of futures transactions involves risk of imperfect correlation in movements in the price of futures contracts, interest rates, and underlying hedged assets.

Options
The Company is subject to equity price risk in the normal course of pursuing its investment objectives. The Company may enter into options to speculate on the price movements of the financial instrument underlying the option, or for use as an economic hedge against certain equity positions held in the Company's portfolio holdings. Option contracts give the Company the right, but not the obligation, to buy or sell within a limited time, a financial instrument, commodity or currency at a contracted price that may also be settled in cash, based on differentials between specified indices or prices.

Options written obligate the Company to buy or sell within a limited time, a financial instrument, commodity or currency at a contracted price that may also be settled in cash, based on differentials between specified indices or prices. Option written by the Company may expose the Company to the market risk of an unfavorable change in the financial instrument underlying the written option.

The Company is exposed to counterparty risk from the potential that a seller of an option contract does not sell or purchase the underlying asset as agreed under the terms of the option contract. The maximum risk of loss from the counterparty risk to the Company is the fair value of the contracts and the premiums paid to purchase its open option contracts. The Company considers the credit risk of the intermediary counterparties to its option transactions in evaluating potential credit risk.

Warrants
The Company may receive warrants from its portfolio companies upon an investment in the debt or equity of a company. The warrants provide the Company with exposure and potential gains upon equity appreciation of the portfolio company's share price.

The value of a warrant has two components-time value and intrinsic value. A warrant has a limited life and expires on a certain date. As the expiration date of a warrant approaches, the time value of a warrant will decline. In addition, if the stock underlying the warrant declines in price, the intrinsic value of an "in the money" warrant will decline. Further, if the price of the stock underlying the warrant does not exceed the strike price of the warrant on the expiration date, the warrant will expire worthless. As a result, there is the potential for the Company to lose its entire investment in a warrant.

The Company is exposed to counterparty risk from the potential failure of an issuer to settle its exercised warrants. The maximum risk of loss from counterparty risk to the Company is the fair value of the contracts and the purchase price of the warrants. The Company considers the effects of counterparty risk when determining the fair value of its warrants.

Margin
The Company's activities may be transacted on either a cash or margin basis. In margin transactions, credit is extended to the Company, and is subject to various regulatory and internal margin requirements, collateralized by cash and securities in the Company's account. Such transactions may expose the Company to significant off-balance sheet risk in the event margin requirements are not sufficient to fully cover losses that the Company may incur. The Company monitors required margin levels and, pursuant to such guidelines, may deposit additional collateral or reduce positions when necessary.

Concentrations of Credit Risk
The Company engages in various trading activities in which counterparties primarily include broker-dealers, banks, and other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty.

Market Risk
Market risk is the potential change in an instrument's value caused by fluctuations in interest rates, equity prices, credit spreads, volatilities, correlations, liquidity, or other risks. Exposure to market risk is influenced by a number of factors, including the relationships between financial instruments and the volatility and liquidity in the markets in which financial instruments are traded. In many cases, the use of derivative financial instruments serves to modify or offset market risk associated with other transactions and accordingly, serves to decrease the Company's overall exposure to market risk. The Company utilizes various analytical monitoring techniques to control its exposure to market risk.

6. GUARANTEES

FASB ASC 460, *Guarantees*, requires the Company to disclose information about its obligations under certain guarantee arrangements. FASB ASC 460 defines guarantees as contracts and indemnification agreements that contingently require a guarantor to make payments to the guaranteed party based on changes in an underlying (such as an interest or foreign exchange rate, security or commodity price, an index or the occurrence or nonoccurrence of a specified event) related to an asset, liability or equity security of a guaranteed party. This guidance also defines guarantees as contracts that contingently require the guarantor to make payments to the guaranteed party based on another entity's failure to perform under an agreement as well as indirect guarantees of the indebtedness of others.

Derivative Contracts
Certain derivative contracts that the Company has entered into meet the accounting definition of a guarantee under FASB ASC 460. Derivatives that meet the FASB ASC 460 definition of guarantees include certain written options and credit default swaps. Because the Company does not track the counterparties' purpose for entering into a derivative contract, it has disclosed derivative contracts that are likely to be used to protect against a change in an underlying financial instrument, regardless of their actual use.

The maximum potential payout for certain derivative contracts, such as written interest rate caps and written foreign currency options, cannot be estimated as increases in interest or foreign exchange rates in the future could possibly be unlimited. Therefore, in order to provide information regarding the maximum potential amount of future payments that the Company could be required to make under certain derivative contracts, the notional amount of the contracts has been disclosed.
The Company records all derivative contracts at fair value. For this reason, the Company does not monitor its risk exposure to derivative contracts based on derivative notional amounts; rather the Company manages its risk exposure on a fair value basis. Aggregate market risk limits have been established, and market risk measures are routinely monitored against these limits. The Company also manages its exposure to these derivative contracts through a variety of risk mitigation strategies, including, but not limited to, entering into offsetting economic hedge positions. The Company believes that the notional amounts of the derivative contracts generally overstate its exposure. See Note 3 for other disclosures related to derivatives.

Indemnifications
In the normal course of its business, the Company indemnifies and guarantees certain service providers, such as clearing and custody agents, trustees and administrators, against specified potential losses in connection with their acting as an agent of, or providing services to, the Company or its affiliates. The maximum potential amount of future payments that the Company could be required to make under these indemnifications cannot be estimated. However, the Company believes that it is unlikely it will have to make material payments under these arrangements and has not recorded any contingent liability in the financial statement for these indemnifications.

The Company provides representations and warranties to counterparties in connection with a variety of commercial transactions and occasionally indemnifies them against potential losses caused by the breach of those representations and warranties. The Company may also provide standard indemnifications to some counterparties to protect them in the event additional taxes are owed or payments are withheld, due either to a change in or adverse application of certain tax laws. These indemnifications generally are standard contractual terms and are entered into in the normal course of business. The maximum potential amount of future payments that the Company could be required to make under these indemnifications cannot be estimated. However, the Company believes that it is unlikely it will have to make material payments under these arrangements and has not recorded any contingent liability in the financial statement for these indemnifications.

Exchange Member Guarantees
The Company is a member of various exchanges that trade and clear securities or futures contracts or both. Associated with its membership, the Company may be required to pay a proportionate share of the financial obligations of another member who may default on its obligations to the exchange. Although the rules governing different exchange memberships vary, in general the Company's guarantee obligations would arise only if the exchange had previously exhausted its resources. In addition, any such guarantee obligation would be apportioned among the other nondefaulting members of the exchange. Any potential contingent liability under these membership agreements cannot be estimated. The Company has not recorded any contingent liability in the financial statement for these agreements and believes that any potential requirement to make payments under these agreements is remote.

7. **RELATED PARTY TRANSACTIONS**

General and administrative expenses including certain equipment, data feeds, and consulting and legal services of the Company are paid by Hard Eight Futures, LLC ("Futures"). The Company is charged an annual fee for these services which was paid as of December 31, 2012.

8. **NET CAPITAL REQUIREMENTS**

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC rule 15c3-1), which requires the maintenance of minimum net capital amount of $100,000, and requires the ratio of aggregate indebtedness to net capital, both as defined, not to exceed 15 to 1. Failure to maintain the minimum capital amount could result in the loss of the Company's ability to act as a securities broker-dealer under the Securities Exchange Act of 1934. As of December 31, 2012, the Company had net capital of $13,585,535, which was $13,485,535 in excess of its required net capital of $100,000. The Company's ratio of aggregate indebtedness to net capital was .01 to 1.

9. **SUBSEQUENT EVENTS**

A capital distribution in the amount of $5,637,571 was made to the managing member during the month of January. No other significant distributions are expected to be made during the six months after December 31, 2012.

Management has evaluated all known subsequent events from December 31, 2012 through February 15, 2013, the date the accompanying financial statement was available to be issued, and is not aware of any material subsequent events occurring during this period that have not been disclosed in the notes to the financial statement.